Exhibit 99.1

Q1 2012	First Quarter Report
for the three months ended June 30, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following interim management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements and the accompanying notes of SMART Technologies Inc. (the “Company”) for the three months ended June 30, 2011 and the Company’s audited consolidated financial statements, accompanying notes and MD&A and Annual Information Form for the fiscal year ended March 31, 2011. The consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company”, “SMART Technologies”, “we”, “our”, “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2012, we mean our fiscal year ending March 31, 2012. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. The following table sets forth the period end and period average exchange rates for U.S. dollars expressed in Canadian dollars that are used in the preparation of our unaudited interim consolidated financial statements and this MD&A. These rates are based on the closing rates published by the Bank of Canada.

	Period End Rate	Period Average Rate
Year ended March 31, 2011	0.9696	1.0167

Monthly Fiscal 2012
April	0.9464	0.9578
May	0.9686	0.9679
June	0.9645	0.9773

Monthly Fiscal 2011
April	1.0158	1.0051
May	1.0435	1.0403
June	1.0646	1.0396

This MD&A includes forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the technology product industry and business, demographic and other matters in general. Statements which include the words “expect”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, further”, “seek”, and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. In particular and without limitation, this MD&A contains forward-looking statements pertaining to general market conditions, our future growth strategy and prospects, including growth of the education, business and government markets for our products, our plans and objectives for future operations, our future financial performance and financial condition, the addition of new products to our portfolio and enhancements to current products, our industry, opportunities in the business and government markets and licensing opportunities, working capital requirements, our acquisition strategy, regulation, exchange rates and income tax considerations.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, the following:

•	competition in our industry;

•	reduced spending by our customers due to changes in the spending policies or budget priorities for government funding;

•	our ability to successfully obtain patents or registration for other intellectual property rights or to protect, maintain and enforce such rights;

•	our ability to manage our growth;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us;

•	our ability to enhance current products and develop and introduce new products;

•	the development of the market for interactive learning and collaboration products;

•	our ability to grow our sales in foreign markets;

•	our ability to manage risks inherent in foreign operations;

•	our ability to protect our brand;

•	our ability to obtain components and products from suppliers on a timely basis and on favorable terms;

•	our ability to manage our component and product assembly and logistical services successfully;

•	the reliability of component supply and product assembly and logistical services provided by third parties;

•	possible changes in the demand for our products;

•	our ability to successfully execute our strategy to grow in the business and government markets;

•	our ability to manage, defend and settle litigation;

•	our ability to integrate the operations of the various businesses we acquire;

•	our ability to establish new relationships and to build on our existing relationships with our dealers and distributors; and

•	our ability to manage cash flow, foreign exchange risk and working capital.

Overview

We design, develop and sell interactive technology products and integrated solutions that enhance learning and enable people to collaborate in innovative and effective ways. We are the global leader in the interactive whiteboard product category, which is the core of our collaboration solutions.

SMART Board™ interactive whiteboards combine the simplicity of a whiteboard and the power of a computer. By touching the surface of a SMART Board interactive whiteboard, the user can control computer applications, access the Internet, write in digital ink and save and share work. Our award-winning interactive whiteboards are the result of more than 20 years of technological innovation focused on providing an intuitive and compelling user experience. SMART Board interactive whiteboards are designed to serve as the focal point of a broad technology platform in classrooms and meeting rooms. Our line of interactive whiteboards currently ranges from the 400 series, our latest entry-level product, to the 600 series, our most popular product in education, to the 800 series, our feature- and functionality-rich multiuser interactive whiteboard.

We complement our interactive whiteboards with a range of modular and integrated interactive technology products and solutions, including hardware, software and content created by both our user community and professional content developers. We offer a line of short- and ultra-short-throw projectors, SMART Board interactive displays, the SMART Table™ interactive learning center and a variety of related products, including the SMART Response™ interactive response system, the SMART Slate™ wireless slate, as well as services to support their implementation and use.

We generate our revenue from the sale of these interactive technology products and integrated solutions, including hardware, software and services. Our global expansion has led to our products being used in more than 175 countries worldwide through our distributor and dealer network to the education, business and government markets. Although we do not sell to them directly, we consider these end-users to be our customers.

We have a continual focus on cost management in all areas of our operation. We invest strategically while striving to gain efficiencies in our base structure. As part of this strategy we will be transferring in this fiscal year the remainder of our interactive whiteboard assembly operations from our leased assembly facility in Ottawa, Canada to our existing third party contract manufacturers in Hungary and Mexico. Certain product development, procurement and logistics functions will remain in the Ottawa facility but the staffing levels will be significantly reduced as a result of this decision. Future one-time costs related to this reorganization including severances, equipment and leasehold improvement write-downs are currently expected to amount to approximately $6.0 to $7.0 million. We will continue to assess these costs as we work through the transition plan.

Results of Operations

The following table sets forth the unaudited consolidated statements of operations and other certain data for the periods indicated in millions of dollars, except for percentages, shares, per share amounts, units and average selling prices.

	Three months ended June 30,
	2011	2010
Consolidated Statements of Operations
Revenue	$202.4	$219.2
Cost of sales	102.1	108.5

Gross margin	100.3	110.7
Operating expenses
Selling, marketing and administration expenses	46.2	41.9
Research and development expenses	13.3	11.7
Depreciation and amortization	7.6	8.6

Operating income	33.2	48.5
Non-operating expenses
Other income, net	(0.1)	(0.2)
Interest expense	4.1	13.5
Foreign exchange (gain) loss	(1.3)	21.0

Income before income taxes	30.5	14.2
Income tax expense	7.5	9.2

Net income	$23.0	$5.0

Earnings per share
Basic and diluted earnings per share	$0.19	$0.03
Weighted-average number of shares outstanding	123,772,791	159,167,268
Period end number of shares outstanding	123,772,791	90,523,496

Selected Data
Revenue by geographic location
North America	$153.8	$175.4
Europe, Middle East and Africa	33.9	31.4
Rest of World	14.7	12.4

	$202.4	$219.2

Revenue change(1)	(7.7)%	38.2%
As a percent of revenue
Gross margin	49.6%	50.5%
Selling, marketing and administration expenses	22.8%	19.1%
Research and development expenses	6.6%	5.3%
Adjusted EBITDA(2)	$47.2	$65.6
Adjusted EBITDA as a percentage of revenue(2)(3)	23.1%	29.2%
Adjusted Net Income(4)	$27.8	$30.1
Adjusted Net Income per share(4)(5)	$0.22	$0.18
Total number of SMART Board interactive whiteboards sold	97,737	115,922
Average selling price of SMART Board interactive whiteboards sold(6)	$1,437	$1,315

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

(1)	Revenue change is calculated as a percentage by comparing the change in revenue in the period to revenue during the same period in the immediately preceding fiscal year.
(2)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(3)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(4)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(5)	Adjusted Net Income per share is calculated by dividing Adjusted Net Income by the average number of basic shares outstanding during the period.
(6)

Average selling price is calculated by dividing the total revenue from the sale of SMART Board interactive whiteboards, SMART Board interactive displays and SMART Board interactive whiteboards with integrated projectors by the total number of units sold.

Non-GAAP measures

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, acquisition costs and other (income) loss. We define Adjusted Net Income as net income before stock-based compensation, acquisition costs, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, acquisition costs, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors and by our lenders in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

The following table sets forth the reconciliation of net income to Adjusted EBITDA in millions of dollars.

	Three months ended June 30,
	2011	2010
Adjusted EBITDA
Net income	$23.0	$5.0
Income tax expense	7.5	9.2
Depreciation in cost of sales	0.9	1.8
Depreciation and amortization	7.6	8.6
Interest expense	4.1	13.5
Foreign exchange (gain) loss	(1.3)	21.0
Change in deferred revenue(1)	2.0	5.7
Stock-based compensation	3.5	—
Acquisition costs	—	1.0
Other income, net	(0.1)	(0.2)

Adjusted EBITDA	$47.2	$65.6

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $10.5 million and $12.7 million in the three months ended June 30, 2011 and 2010, respectively.

The following table sets forth the reconciliation of net income to Adjusted Net Income and basic and diluted earnings per share to Adjusted Net Income per share in millions of dollars, except per share amounts.

	Three months ended June 30,
	2011	2010
Adjusted Net Income
Net income	$23.0	$5.0
Adjustments to net income
Amortization of intangible assets	2.4	1.8
Foreign exchange (gain) loss	(1.3)	21.0
Change in deferred revenue	2.0	5.7
Stock-based compensation	3.5	—
Acquisition costs	—	1.0

	6.6	29.5
Tax impact on adjustments(1)	1.8	4.4

Adjustments to net income, net of tax	4.8	25.1

Adjusted Net Income	$27.8	$30.1

Adjusted Net Income per share
Basic and diluted earnings per share	$0.19	$0.03
Adjustments to net income, net of tax, per share	0.03	0.15

Adjusted Net Income per share	$0.22	$0.18

(1)

Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange (gain) loss is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

Results of Operations

Revenue

Revenue decreased by $16.8 million, or 7.7%, from $219.2 million in the first quarter of fiscal 2011 to $202.4 million in the first quarter of fiscal 2012. Sales volumes for SMART Board interactive whiteboards in the first quarter of fiscal 2012 were 97,737 units, a decrease of 18,185 units, or 15.7%, from 115,922 units in the first quarter of fiscal 2011, primarily due to the budget and funding constraints in the U.S. education market. The quarter-over-quarter increase in average selling price can be attributed to our expanded product portfolio and the influence of our new higher priced interactive whiteboards on the product mix. This helped mitigate the lower sales volumes with revenue decreasing by proportionately less than the related sales volumes. The average selling price is expected to return to levels consistent with prior periods as our new entry-level interactive whiteboards gain acceptance.

Gross Margin

Gross margin decreased by $10.4 million from $110.7 million in the first quarter of fiscal 2011 to $100.3 million in the first quarter of fiscal 2012. The gross margin percentage in the first quarter of fiscal 2012 fell slightly below the first quarter of fiscal 2011 at 49.6% as compared to 50.5%. The decrease in gross margin related to the decline in revenue was partially offset by a positive foreign exchange impact of approximately $2.3 million primarily as a result of the period-over-period strengthening of the Euro relative to the U.S. dollar, which positively impacted our revenue, and the strengthening of the Canadian dollar and the Euro relative to the U.S. dollar, which negatively impacted our cost of sales.

Operating Expenses

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses increased by $4.3 million, or 10.3%, from $41.9 million in the first quarter of fiscal 2011 to $46.2 million in the first quarter of fiscal 2012. The strengthening of the Canadian dollar relative to the U.S. dollar accounted for $2.0 million of this increase. Other increases included growth in North American employee levels during fiscal 2011, costs associated with being a public company including stock-based compensation, our continued expansion in Europe and the inclusion of a full quarter of expenses for NextWindow. These increases were partially offset by decreases across other categories as we focused on cost containment in light of continued uncertainty surrounding education funding.

Research and Development Expenses

Our research and development expenses increased by $1.6 million, or 13.7%, from $11.7 million in the first quarter of fiscal 2011 to $13.3 million in the first quarter of fiscal 2012. This increase reflects our continued commitment to innovation and investment in product development for the education and business markets, including an increase since the first quarter of fiscal 2011 in the number of software developers, engineers and technicians required to support this development. The strengthening in the value of the Canadian dollar compared to the U.S. dollar contributed approximately $0.7 million of the increase.

Depreciation and Amortization

Depreciation and amortization decreased by $1.0 million from $8.6 million in the first quarter of fiscal 2011 to $7.6 million in the first quarter of fiscal 2012.

Amortization of intangible assets reflects amortization of $2.4 million on $50.1 million of intangible assets recorded upon the acquisition of NextWindow on April 21, 2010. The weighted-average amortization period for the intangible assets is 5.6 years.

Non-Operating Expenses

Interest Expense

Interest expense decreased by $9.4 million, or 69.6%, from $13.5 million in the first quarter of fiscal 2011 to $4.1 million in the first quarter of fiscal 2012. Interest expense decreased as a result of the 2010 Reorganization which resulted in the conversion of the shareholder note payable and cumulative preferred shares into equity during the first quarter of fiscal 2011, as well as the debt repayments made in the last three quarters of fiscal 2011. We expect interest expense to further decline due to additional repayments of the Second lien facility including $10.0 million at the end of the first quarter of fiscal 2012 and $35.0 million in July 2011.

Foreign Exchange (Gain) Loss

Foreign exchange (gain) loss changed by $22.3 million, from a loss of $21.0 million in the first quarter of fiscal 2011 to a gain of $1.3 million in the first quarter of fiscal 2012. These foreign exchange gains and losses primarily result from the conversion of our U.S. dollar-denominated debt into our functional currency of

Canadian dollars. From March 31, 2011 to June 30, 2011, the U.S. dollar weakened by approximately 0.5% against the Canadian dollar from CDN$0.9696 to CDN$0.9645 as compared to a strengthening of the U.S. dollar of 5% against the Canadian dollar for the same period last year. The relatively flat exchange rate over the first quarter of fiscal 2012 coupled with the $149.3 million period-over-period reduction in the U.S. dollar-denominated debt balances accounts for the small foreign exchange impact in the current quarter as compared to the same period last year.

Provision for Income Taxes

Income tax expense decreased by $1.7 million from $9.2 million in the first quarter of fiscal 2011 to $7.5 million in the first quarter of fiscal 2012. Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision, we adjust income before income taxes by the unrealized foreign exchange (gain) loss from the revaluation of the U.S. dollar-denominated debt. This is treated as a capital item for income tax purposes. We take a valuation allowance if the conversion of U.S. dollar-denominated debt is in a net foreign exchange loss position due to the uncertainty that we will be able to utilize the capital loss in the future. The decrease in tax expense in the first quarter of fiscal 2012 compared to the same period in fiscal 2011 was due to a reduction in the valuation allowance related to unrealized capital gains on U.S. dollar-denominated debt and the recognition of additional Scientific Research and Experimental Development (“SR&ED”) credits upon filing our March 31, 2010 Canadian SR&ED claim.

Net Income

Net income increased by $18.0 million from $5.0 million in the first quarter of fiscal 2011 to $23.0 million in the first quarter of fiscal 2012. This change is primarily due to the decrease in interest expense of $9.4 million and the impact of the volatility of the U.S. dollar relative to the Canadian dollar on our U.S. dollar-denominated debt, which resulted in a $22.3 million increase in period-over-period foreign exchange gains, offset by a decrease in gross margin of $10.4 million and an increase in operating expenses of $5.9 million.

Adjusted EBITDA

Adjusted EBITDA decreased by $18.4 million, or 28.0% from $65.6 million in the first quarter of fiscal 2011 to $47.2 million in the first quarter of fiscal 2012. This change was driven by the decrease in gross margin coupled with the increase in operating expenses as discussed above.

Adjusted Net Income

Adjusted Net Income decreased by $2.3 million, or 7.6%, from $30.1 million in the first quarter of fiscal 2011 to $27.8 million in the first quarter of fiscal 2012. The decrease in gross margin was largely offset by reduced interest expense.

Stock-based Compensation

The Company has an Equity Incentive Plan which provides for the grant of options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to directors, officers, employees and service providers of the Company and its subsidiaries. During the first quarter of fiscal 2012, we granted 1,769,082 stock options to purchase an equivalent number of the Company’s Class A Subordinate Voting Shares at a weighted-average exercise price of $5.84 which will vest over 48 months. The Company has a total of 3,186,582 options outstanding at June 30, 2011 with a weighted-average exercise price of $10.41. In the first quarter of fiscal 2012, the Company also issued 30,000 DSUs to independent directors and 248,750 time-based RSUs and 400,000 performance-based RSUs to Company executives.

Including these new issuances, we expect total stock-based compensation in selling, marketing and administration and research and development expenses to be approximately $9.5 million in fiscal 2012.

Selected Quarterly Financial Data

The following tables set forth the Company’s unaudited quarterly consolidated results of operations, reconciliation of net income to Adjusted EBITDA and reconciliation to Adjusted Net Income for each of the eight most recent quarters, including the quarter ended June 30, 2011. The information in the table below has been derived from our unaudited interim consolidated financial statements. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of future results. Data for the periods are indicated in millions of dollars, except for shares, per share amounts, units and average selling prices.

	Fiscal Year 2012	Fiscal Year 2011				Fiscal Year 2010
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Consolidated Statements of Operations
Revenue	$202.4	$167.3	$180.9	$222.7	$219.2	$155.6	$156.1	$177.8
Cost of sales	102.1	89.6	94.5	106.6	108.5	75.9	79.5	92.7

Gross margin	100.3	77.7	86.4	116.1	110.7	79.7	76.6	85.1
Operating expenses
Selling, marketing and administration expenses	46.2	52.1	45.5	41.4	41.9	41.9	35.7	33.4
Research and development expenses	13.3	14.7	13.8	12.7	11.7	9.9	9.0	7.5
Depreciation and amortization	7.6	7.9	7.2	8.1	8.6	6.7	3.9	3.0

Operating income	33.2	3.0	19.9	53.9	48.5	21.2	28.0	41.2
Non-operating expenses
Other income, net	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)	(0.2)	(0.2)	—
Interest expense	4.1	4.8	5.3	8.0	13.5	17.8	16.2	16.0
Foreign exchange (gain) loss	(1.3)	(13.6)	(3.2)	(14.7)	21.0	(8.2)	(8.7)	(38.9)

Income before income taxes	30.5	11.9	17.9	60.7	14.2	11.8	20.7	64.1
Income tax expense	7.5	4.3	5.4	16.4	9.2	1.3	0.8	7.4

Net income	$23.0	$7.6	$12.5	$44.3	$5.0	$10.5	$19.9	$56.7

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

	Fiscal Year 2012	Fiscal Year 2011				Fiscal Year 2010
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Adjusted EBITDA
Net income	$23.0	$7.6	$12.5	$44.3	$5.0	$10.5	$19.9	$56.7
Income tax expense	7.5	4.3	5.4	16.4	9.2	1.3	0.8	7.4
Depreciation in cost of sales	0.9	0.9	0.9	0.5	1.8	(1.0)	1.1	1.0
Depreciation and amortization	7.6	7.9	7.2	8.1	8.6	6.7	3.9	3.0
Interest expense	4.1	4.8	5.3	8.0	13.5	17.8	16.2	16.0
Foreign exchange (gain) loss	(1.3)	(13.6)	(3.2)	(14.7)	21.0	(8.2)	(8.7)	(38.9)
Change in deferred revenue(1)	2.0	1.5	2.2	5.4	5.7	2.6	2.5	3.7
Stock-based compensation	3.5	3.1	3.8	1.8	—	—	—	—
Acquisition costs	—	—	—	0.1	1.0	1.8	—	—
Other income, net	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)	(0.2)	(0.2)	—

Adjusted EBITDA	$47.2	$16.4	$34.0	$69.8	$65.6	$31.3	$35.5	$48.9

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

	Fiscal Year 2012	Fiscal Year 2011				Fiscal Year 2010
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Adjusted Net Income
Net income	$23.0	$7.6	$12.5	$44.3	$5.0	$10.5	$19.9	$56.7
Adjustments to net income
Amortization of intangible assets	2.4	2.4	2.4	2.4	1.8	—	—	—
Foreign exchange (gain) loss	(1.3)	(13.6)	(3.2)	(14.7)	21.0	(8.2)	(8.7)	(38.9)
Change in deferred revenue	2.0	1.5	2.2	5.4	5.7	2.6	2.5	3.7
Stock-based compensation	3.5	3.1	3.8	1.8	—	—	—	—
Acquisition costs	—	—	—	0.1	1.0	1.8	—	—

	6.6	(6.6)	5.2	(5.0)	29.5	(3.8)	(6.2)	(35.2)
Tax impact on adjustments(1)	1.8	0.2	1.8	0.6	4.4	1.0	1.1	1.3

Adjustments to net income, net of tax	4.8	(6.8)	3.4	(5.6)	25.1	(4.8)	(7.3)	(36.5)

Adjusted Net Income(2)	$27.8	$0.8	$15.9	$38.7	$30.1	$5.7	$12.6	$20.2

Adjusted Net Income per share
Weighted-average number of shares outstanding	123,772,791	123,772,791	123,772,791	116,544,684	159,167,268	180,769,238	180,508,997	173,986,882
Basic and diluted earnings per share	$0.19	$0.06	$0.10	$0.38	$0.03	$0.06	$0.11	$0.33
Adjustments to net income, net of tax, per share	0.03	(0.05)	0.03	(0.05)	0.15	(0.03)	(0.04)	(0.21)

Adjusted Net Income per share	$0.22	$0.01	$0.13	$0.33	$0.18	$0.03	$0.07	$0.12

Total number of SMART board interactive whiteboards sold	97,737	82,964	89,705	117,723	115,922	82,331	93,958	101,204
Average selling price of SMART Board interactive whiteboards sold	$1,437	$1,301	$1,370	$1,315	$1,315	$1,313	$1,261	$1,355

(1)

Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange (gain) loss is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

(2)	Adjusted Net Income is a non-GAAP measure and is not a substitute for the GAAP equivalent.

Liquidity and Capital Resources

As of June 30, 2011, we held cash and cash equivalents of $104.6 million. Our primary source of cash flow is generated from sales of interactive whiteboards and related attachment products. We believe that ongoing operations and associated cash flow, in addition to our existing cash resources and revolving credit facilities, provide sufficient liquidity to support our business operations for at least the next 12 months.

As of June 30, 2011, our outstanding debt balances were as follows:

	Issue Date	Maturity Date	Interest Rate	Amount Outstanding
First lien facility	Aug 28, 2007	Aug 28, 2014	LIBOR + 2.75%	$293.6 million
Second lien facility	Aug 28, 2007	Aug 28, 2015	LIBOR + 7.0%	$35.0 million

In the first quarter of fiscal 2012, $10.0 million of the Second lien facility was repaid. The remaining balance of this facility totaling $35.0 million was repaid in July 2011.

We have two revolving credit facilities totaling $100.0 million that form part of the First lien facility: a $45.0 million facility that bears interest at LIBOR plus 2.0% and a $55.0 million facility that bears interest at LIBOR plus 3.75%. Both credit facilities mature on August 28, 2013 and were undrawn as of June 30, 2011.

All debt facilities are denominated in U.S. dollars.

Below is a summary of our cash flows provided by operating activities, financing activities and investing activities for the periods indicated.

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities increased by $13.9 million from net cash used of $12.4 million in the first quarter of fiscal 2011 to net cash provided of $1.5 million in the first quarter of fiscal 2012. The majority of this change is due to decreases in period-over-period non-cash working capital balances of $10.7 million. This reflects decreased sales and the resulting lower period-over-period increases in accounts receivable as well as increases in accounts payable and accrued and other liabilities for the first quarter of fiscal 2012 compared to the first quarter of fiscal 2011.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $74.8 million from $80.4 million in the first quarter of fiscal 2011 to $5.6 million in the first quarter of fiscal 2012. The decrease is due to net cash used in investing activities in the first quarter of fiscal 2011 related to the acquisition of NextWindow for $82.0 million in cash, offset by $8.0 million in cash held by NextWindow at the date of acquisition.

Net Cash Used in Financing Activities

Net cash used in financing activities decreased by $36.8 million from $47.6 million in the first quarter of fiscal 2011 to $10.8 million in the first quarter of fiscal 2012. The decrease is due to the $40.0 million repayment on our revolving credit facility and an $8.0 million repayment on our shareholder note payable as part of the 2010 Reorganization in the first quarter of fiscal 2011. In the first quarter of fiscal 2012, $10.0 million of the Second lien facility was repaid.

Contractual Obligations, Commitments, Guarantees and Contingencies

Contractual Obligations and Commitments

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating foreign exchange and interest rates, and other factors may result in actual payments differing from estimates. The following table summarizes our outstanding contractual obligations in millions of dollars as of June 30, 2011.

	12 months ending June 30,
	2012	2013	2014	2015	2016	2017 and thereafter	Total
Operating leases	$7.2	$6.0	$5.6	$5.5	$4.9	$16.7	$45.9
Derivative contracts	1.6	—	—	—	—	—	1.6
Long-term debt repayments
Long-term debt	3.1	3.1	3.1	284.3	35.0	—	328.6
Future interest obligations on long-term debt	11.5	11.4	11.3	4.0	0.4	—	38.6
Purchase commitments	96.4	2.6	1.8	—	—	—	100.8

Total	$119.8	$23.1	$21.8	$293.8	$40.3	$16.7	$515.5

The operating lease obligations relate primarily to office, warehouse and assembly facilities and represent the minimum commitments under these agreements.

The derivative contracts represent minimum commitments under foreign exchange and interest rate contracts based on the forward strip for each instrument through the contract term.

Long-term debt obligations represent the minimum principal repayments required under our long-term debt facilities.

Purchase commitments represent our commitments for raw materials used in the assembly of the SMART Board interactive whiteboards and commitments for finished goods from contract manufacturers, as well as certain information systems and licensing costs.

Commitments have been calculated using foreign exchange rates and interest rates in effect at June 30, 2011. Fluctuations in these rates may result in actual payments differing from those reported in the above table.

Guarantees and Contingencies

Securities Class Actions

Since December 2010, several class action complaints against SMART and other parties have been filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s IPO. The complaints alleged certain violations of federal securities laws in connection with the IPO. The New York actions have been dismissed voluntarily and the Illinois action is pending. Pursuant to the provisions governing class action litigation as set out in the Private Securities Litigation Reform Act of 1995, in June 2011, the U.S. District Court for the Northern District of Illinois appointed as Lead Plaintiff the City of Miami General Employees’ and Sanitation Employees’ Retirement Trust. In March 2011, the defendants, including SMART, filed a motion seeking transfer of the case to the U.S. District Court for the Southern District of New York. That motion remains pending.

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO. A second class proceeding was subsequently initiated by the same law firm with an Ontario-based plaintiff and it is expected that the two actions will be consolidated into one class action.

The foregoing litigation proceedings are in their early stages. As a result, we are not able to make any determination with respect to the likelihood or amount of any damages that might be awarded against us in connection with such proceedings (or any related proceedings).

Indemnities and Guarantees

In the normal course of business, we enter into guarantees that provide indemnifications and guarantees to counterparties to secure sales agreements or purchase commitments. Should we be required to act under such agreements, we expect that we would not incur any material loss.

As a result of the U.S. and Canadian class action IPO litigations, as described in the “Securities Class Actions” section above, SMART may be required, subject to certain limitations, to indemnify the following parties: the underwriters pursuant to the underwriting agreement entered into in connection with the IPO; Intel Corporation, Apax Partners and IFF Holdings Inc. pursuant to a registration rights agreement entered into in 2007 and amended and restated in connection with the IPO; and the directors and officers of SMART Technologies Inc. pursuant to indemnification agreements entered into by SMART and each director and officer on or about the time of their appointment to their respective office.

Litigation

We are involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in our favor, we do not currently believe that the outcome of any pending or threatened proceedings related to these or other matters, or the amounts which we may be required to pay by reason thereof, would have a material adverse impact on our financial position, results of operations or liquidity.

Off-Balance Sheet Arrangements

As of June 30, 2011, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures about Market and Other Financial Risks

In the normal course of our business we engage in operating and financing activities that generate risks in the following primary areas.

Foreign Currency Risk

Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact our results from operations. We are exposed to foreign exchange risk primarily between the Canadian dollar and both the U.S. dollar and the Euro. This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar and the Euro. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a significant portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar and the Euro. If the value of either of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We continually monitor foreign exchange rates and periodically enter into forward contracts and other derivative contracts to convert a portion of our forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying our Canadian dollar-denominated operating costs. We target to cover between 25% and 75% of our expected Canadian dollar cash needs for the next 12 months through the use of forward contracts and other derivatives with the actual percentage determined by management based on the changing exchange rate environment. We do not use derivative financial instruments for speculative purposes. We have also entered into and continue to look for opportunities within our supply chain to match our cost structures to our foreign currency revenues.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. Our current practice is to use foreign currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange (gain) loss on the consolidated statements of operations.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Our financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. We partially mitigate this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. Our current practice is to use interest rate derivatives without hedge accounting designation. Changes in the fair value of these interest rate derivatives are included in interest expense in our consolidated statement of operations.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

We may also be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. Our credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. We manage this counterparty credit risk by entering into contracts with large established counterparties.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our revolving credit facilities, will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

We believe our critical accounting policies and estimates are those related to revenue recognition, inventory valuation and inventory purchase commitments, warranty costs, income taxes, business combinations, and legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our Company’s critical accounting policies and estimates used in the preparation of our financial statements are reviewed regularly by management.